

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Thomas Nolan, Jr.
President and Chief Operating Officer
Spinco, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

Re: The Howard Hughes Corporation
Registration Statement on Form S-1
Filed October 22, 2010
File No. 333-170074

Dear Mr. Nolan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your operations are as a real estate company specializing in the development of master planned communities and other strategic real estate opportunities across the United States. Therefore, it appears your registration statement should be filed on Form S-11, not on Form S-1. Please revise or advise.

2.   As you know, we have also reviewed your registration statement on Form 10-12B. Please confirm that you will revise this registration statement to comply with our comments on the Form 10, as applicable.

3.   Please provide us with an analysis of whether the selling shareholders should be deemed statutory underwriters. We note that the shares and warrants that you are registering for resale will be issued very shortly before the effectiveness of the resale registration statement. In addition, we note that each Plan Sponsor owns more than 5% of your

common stock, assuming the exercise of all warrants, and that Brookfield Investor is an affiliate of a registered broker-dealer. Please address specifically why you believe the selling shareholders did not purchase the securities with a view toward distribution. Refer to the Division of Corporation Finance Compliance and Disclosure Interpretations, Securities Act Rules, section 612.09.

4.   We note that you have omitted the disclosure required by Items 505 and 506 of Regulation S-K. Please tell us why you believe these items are not applicable to your filing.

Explanatory Note

5.   Please tell us why you are not including the explanatory note as part of the prospectus. This appears to be information that is material to investors and would facilitate an understanding of the transactions described in the prospectus.

Prospectus Cover Page

6.   We note that the selling shareholders may sell their shares at prevailing market prices or negotiated prices. Considering that there currently is no market for your common shares or warrants, this disclosure does not provide a sufficient description of the offering price or the formula or method to be used to calculate the price. Refer to Item 501(b)(3) of Regulation S-K. Please revise to identify the price at which the selling security holders will sell their shares and warrants.

Security Ownership of Beneficial Owners and Management, page 108

7.   We note that the percentage of shares beneficially owned by directors, director nominees and executive officers as a group is 12.6%. Please tell us why this amount is less than the percentage held individually by William Ackmann, director nominee, or revise the table.

Selling Stockholders, page 115

8.   We note that you are registering the resale of warrants and the resale of common shares underlying outstanding options. Please expand the selling shareholders table to provide separate ownership columns for these securities, or tell us why you believe it is appropriate to omit them from the table.   See Item 507 of Regulation S-K.

9.   Please revise the table to include the number of shares underlying warrants held by Fairholme prior to the offering. We note the disclosure in footnote (4) and the 90-day notice requirement for the exercise of the warrants; however, we continue to believe that the shares should be included in the table with an appropriate explanation in the footnote.

Part II

Other Expenses of Issuance and Distribution, page II-1

10.   We note you have left several blanks in this section with will be completed by amendment. Please amend your filing to provide this information prior to the effectiveness of your registration statement.

Undertakings, page II-3

11.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

Exhibit 5.1

12.   Please have counsel revise the legal opinion to opine on whether the warrants are legal, binding obligations of the registrant under applicable state contract law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk, Attorney-Advisor, at (202) 551-3657 or me at (202) 551-3785 with any questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Matthew D. Bloch, Esq.
        Weil Gotshal & Manges LLP
        Via Facsimile: (212) 310-8007